SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)*

Cenovus Energy Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

15135U109

(CUSIP Number)

Shannon B. Kinney

Deputy General Counsel, Chief Compliance Officer and Corporate Secretary

ConocoPhillips

925 N. Eldridge Parkway

Houston, Texas 77079

Tel No.: (281) 293-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 15135U109	Page 2 of 6

1	NAME OF REPORTING PERSON ConocoPhillips
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power N/A
	8	shared voting power 205,000,000
	9	sole dispositive power N/A
	10	shared dispositive power 205,000,000

11	aggregate amount beneficially owned by each reporting person 205,000,000
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 10.2% (1)
14	type of reporting person CO, HC

(1)	Based on 2,017,461,576 common shares issued and outstanding at March 15, 2021, as disclosed by the Issuer in its Management Information Circular associated with its annual meeting included as Exhibit 99.1 to the Issuer’s Form 6-K filed on April 8, 2021.

SCHEDULE 13D

CUSIP No. 15135U109	Page 3 of 6

1	NAME OF REPORTING PERSON ConocoPhillips Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power N/A
	8	shared voting power 205,000,000
	9	sole dispositive power N/A
	10	shared dispositive power 205,000,000
11	aggregate amount beneficially owned by each reporting person 205,000,000
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 10.2% (1)
14	type of reporting person CO

(1)	Based on 2,017,461,576 common shares issued and outstanding at March 15, 2021, as disclosed by the Issuer in its Management Information Circular associated with its annual meeting included as Exhibit 99.1 to the Issuer’s Form 6-K filed on April 8, 2021.

SCHEDULE 13D

CUSIP No. 15135U109	Page 4 of 6

The following constitutes Amendment No. 3 to the Statement on Schedule 13D, filed by ConocoPhillips, a Delaware corporation (“ConocoPhillips”), and ConocoPhillips Company, a Delaware corporation and a wholly owned subsidiary of ConocoPhillips (“CPCo” and, together with ConocoPhillips, the “Reporting Persons”), on May 26, 2017, as amended by Amendment No. 1 filed on January 5, 2021 and Amendment No. 2 filed on May 5, 2021 (such statement, as amended by Amendment No. 1 and Amendment No. 2, the “Initial Statement”), relating to the common shares, no par value (the “common shares”), of Cenovus Energy Inc., a corporation amalgamated under the laws of Canada (the “Issuer”). This Amendment No. 3 amends and supplements the Initial Statement. Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Initial Statement.

Item 4.	Purpose of Transaction

Item 4. of the Initial Statement is hereby supplemented by replacing the second paragraph thereof in its entirety with the following:

“Except as disclosed in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, subject to market conditions and the restrictions contained in the Registration Rights Agreement and the Investor Agreement, the Reporting Persons may, at any time or from time to time, dispose of all or part of any common shares they hold in one or more transactions.”

“On May 5, 2021, CPCo entered into a Stock Sale Instruction (the “First Rule 10b5-1 Plan”) with HSBC Securities (USA) Inc., an SEC-registered broker-dealer (“HSBC”), that is intended to comply with the requirements of Rule 10b5-1(c) promulgated under the Securities Exchange Act of 1934, as amended. Pursuant to the First Rule 10b5-1 Plan, CPCo directed HSBC to seek to dispose of up to 16,000,000 common shares held by CPCo. On May 17, 2021, CPCo entered into a second Stock Sale Instruction (the “Second Rule 10b5-1 Plan” and together with the First Rule 10b5-1 Plan, the “Rule 10b5-1 Plans”) with HSBC, that is intended to comply with the requirements of Rule 10b5-1(c) promulgated under the Securities Exchange Act of 1934, as amended. Pursuant to the Second Rule 10b5-1 Plan, CPCo directed HSBC to seek to dispose of up to an additional 32,000,000 common shares held by CPCo upon the termination of the First Rule 10b5-1 Plan.   The foregoing description of the Rule 10b5-1 Plans is qualified in its entirety by reference to the Rule 10b5-1 Plans, a form of which was previously filed as Exhibit 7 and is incorporated herein by reference in its entirety.”

“The Rule 10b5-1 Plans are part of a planned disposition of the common shares held by the Reporting Persons. To effect this plan, the Reporting Persons may enter into one or more additional Stock Sale Instructions in the form of the Rule 10b5-1 Plans with one or more additional broker-dealers for the sale of additional common shares in the future.”

“The Reporting Persons intend to fully dispose of all common shares by the end of 2022. However, subject to market conditions and any restrictions imposed by applicable law and the Rule 10b5-1 Plans, the Reporting Persons may, at any time or from time to time, cease the disposition of all or part of any common shares they hold.”

“See Item 6 below.”

Item 5.	Interest in Securities of the Issuer

Item 5. of the Initial Statement is hereby replaced in its entirety as follows:

“(a) – (b)      CPCo directly owns 205,000,000 common shares, representing 10.2% of the common shares outstanding based on 2,017,461,576 common shares issued and outstanding at March 15, 2021, as disclosed by the Issuer in its Management Information Circular associated with its annual meeting included as Exhibit 99.1 to the Issuer’s Form 6-K filed on April 8, 2021.”

SCHEDULE 13D

CUSIP No. 15135U109	Page 5 of 6

“All of the common shares held by the Reporting Persons are subject to the Registration Rights Agreement and the Investor Agreement, each as defined and described in Item 6 below. The responses set forth in Item 6 of this Schedule 13D are incorporated by reference in their entirety into this Item 5(a) and 5(b).”

“None of the persons listed on Exhibit 1 have any beneficial ownership of any common shares.”

“(c)      None of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any of the persons listed on Exhibit 1, has effected any transactions that may be deemed to be a transaction in the common shares during the past 60 days.”

“(d)      No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, common shares that may be deemed to be beneficially owned by the Reporting Persons as provided for herein.”

“(e)      Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6. of the Initial Statement is hereby supplemented by inserting the following at the end of the information contained therein:

“Rule 10b5-1 Plans. On May 5, 2021, CPCo entered into the First Rule 10b5-1 Plan with HSBC that is intended to comply with the requirements of Rule 10b5-1(c) promulgated under the Securities Exchange Act of 1934, as amended. Pursuant to the First Rule 10b5-1 Plan, CPCo directed HSBC to seek to dispose of up to 16,000,000 common shares held by CPCo. On May 17, 2021, CPCo entered into the Second Rule 10b5-1 Plan with HSBC, that is intended to comply with the requirements of Rule 10b5-1(c) promulgated under the Securities Exchange Act of 1934, as amended. Pursuant to the Second Rule 10b5-1 Plan, CPCo directed HSBC to seek to dispose of up to an additional 32,000,000 common shares held by CPCo upon the termination of the First Rule 10b5-1 Plan.   The foregoing description of the Rule 10b5-1 Plans is qualified in its entirety by reference to the Rule 10b5-1 Plans, a form of which was previously filed as Exhibit 7 and is incorporated herein by reference in its entirety.”

SCHEDULE 13D

CUSIP No. 15135U109	Page 6 of 6

SignatureS

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2021

ConocoPhillips

By:	/s/ Andrew M. O’Brien
	Name:	Andrew M. O’Brien
	Title:	Vice President and Treasurer

ConocoPhillips Company

By:	/s/ Andrew M. O’Brien
	Name:	Andrew M. O’Brien
	Title:	Vice President and Treasurer